Commission File No. 1-8944
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Alpha Natural Resource, Inc.
Commission File No. 1-32423

Joseph A. Carrabba Chairman, President and Chief Executive Officer
September 8, 2008
Fellow Shareholders of Cleveland-Cliffs Inc:
You should be aware that Harbinger Capital Partners is trying to gain approval for what would effectively be a blocking stake in the future strategic direction of your company at the special meeting of shareholders scheduled for October 3, 2008. After careful consideration, including consultation with financial and legal advisors, your Board of Directors unanimously recommends that Cliffs shareholders vote AGAINST the authorization of the control share acquisition.
Your vote is extremely important. To ensure that no single investor can acquire effective control over your company’s future strategic decisions, we urge you to vote AGAINST the Control Share Acquisition proposal TODAY by completing, signing, dating and returning the WHITE proxy card and accompanying certification in the postage-paid envelope provided.
It is NOT in the Best Interests of ALL Cliffs Shareholders for a Single Investor
to Effectively Control Your Company’s Strategic Direction
Since major strategic transactions, such as mergers and acquisitions or a sale of Cliffs, require the approval of shareholders representing two-thirds of Cliffs’ outstanding common stock, an acquisition of one-third of Cliffs’ common stock effectively provides the acquiring person with control over such strategic decisions. By giving a single investor effective control, shareholders may forgo other value enhancing opportunities that your Board may recommend in order to build shareholder value.
Your Board believes that all Cliffs shareholders should have the opportunity to have their voices heard in connection with the approval of important corporate transactions. Providing a single investor with effective “veto” power over the strategic direction of the company would reduce the impact of the votes of all other Cliffs shareholders. By voting AGAINST the control share acquisition proposal, Cliffs shareholders will continue to have the opportunity to meaningfully impact the outcome of future strategic transactions.
Voting AGAINST the Control Share Acquisition Proposal Preserves the Right
of All Shareholders to Have Their Vote Count on the Proposed Transaction
with Alpha
As you may know, on July 15, 2008, Cliffs entered into an agreement to acquire Alpha Natural Resources in a cash and stock transaction. Your Board firmly believes that Cliffs and Alpha are an ideal combination that provides compelling value creation for both Cliffs and Alpha shareholders.
Since announcing the transaction, the Cliffs management team has been actively meeting with shareholders and analysts and we are pleased with the feedback we have received from the vast majority of our institutional shareholders. However, if a single investor were to acquire up to one-third of Cliffs outstanding stock, it would have the power to veto the Alpha merger, no matter what other shareholders may want.

Harbinger is Offering Zero “Control” Premium
If authorization of the control share acquisition is obtained, Harbinger would have the ability to gain effective control without paying all shareholders a customary “control premium.”
Protect Your Right to Have Meaningful Input on the Strategic Direction
of Your Company
Your Board unanimously recommends that you vote AGAINST the Control Share Acquisition proposal. To ensure that you will have a say in the future strategic direction of your Company, vote AGAINST the proposal TODAY by completing, signing, dating and returning the WHITE proxy card and accompanying certification in the postage-paid envelope provided.
Thank you for your support.
On behalf of the Board of Directors,

Joseph A. Carrabba
Chairman, President and Chief Executive Officer
Cleveland-Cliffs Inc

Please Vote the WHITE Proxy Card TODAY!
If you have questions about how to vote your shares or
complete the required certification, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:
INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (877) 456-3507
Banks and Brokers Call Collect: (212) 750-5833
IMPORTANT
We urge you NOT to sign any Green proxy card sent to you by Harbinger.
If you have already done so, you have every legal right to change your vote by using the enclosed WHITE proxy card to vote TODAY.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including the joint proxy statement/prospectus filed with the SEC on August 12, 2008, and each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction with Alpha, a registration statement on Form S-4 has been filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. In connection with the proposed control share acquisition, Cleveland-Cliffs has filed a definitive proxy statement with the SEC. SHAREHOLDERS OF CLEVELAND-CLIFFS ARE ENCOURAGED TO READ THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED CONTROL SHARE ACQUISITION. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and stockholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.
Participants in Solicitation
Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’s participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger and the control share acquisition are included in the registration statement and joint proxy statement/prospectus, the preliminary proxy statement and other relevant materials to be filed with the SEC when they become available.